

03022669

Computershare

82-4966

Corporate

Computershare Limited
ABN71005485825
18 to 62 Trenerry Crescent
Abbotsford Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9235 5500
Facsimile 61 3 9235 5601
www.computershare.com

Australia
Canada
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

12 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

Dear Sir / Madam

SUPPL

COMPUTERSHARE LIMITED: File NO. 333-10778

Enclosed is a copy of a market announcement and Australian Stock Exchange half year report made by Computershare Limited on 6 March 2003 concerning the Computershare Group's financial results for the 6 months ended 31 December 2003, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours sincerely

MARK DAVIS
Company Secretary

Enc

dlw 6/16

Computershare

Corporate

Computershare Limited
ABN71005485825
18 to 62 Trenerry Crescent
Abbotsford Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9235 5500
Facsimile 61 3 9235 5601
www.computershare.com

Australia
Canada
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

12 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

Dear Sir / Madam

COMPUTERSHARE LIMITED: File NO. 333-10778

Enclosed is a copy of a market announcement and Australian Stock Exchange half year report made by Computershare Limited on 6 March 2003 concerning the Computershare Group's financial results for the 6 months ended 31 December 2003, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours sincerely

MARK DAVIS
Company Secretary

Enc


Computershare

COMPUTERSHARE LIMITED (ASX:CPU)

HALF YEAR RESULTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2002

(comparisons are for the year ended 31 December 2001)

6 March 2003

Copies of 2003 Half Year Results Presentation are available for download at:
www.computershare.com/results



MARKET ANNOUNCEMENT

COMPUTERSHARE LIMITED (ASX:CPU)

RESULTS FOR SIX MONTHS ENDED 31 DECEMBER 2002

MAIN FEATURES

- Half year revenue $348.7 million, down 12%
- Half year operating costs $293.8 million, down 9%
- EBITDA $54.9 million (excludes one off adjustments) down 25%
- Technology costs $40.4 million. Development expenditure continues to be expensed with these costs reflected in the EBITDA result.
- Net operating profit before tax $13.9 million
- Net profit attributable to members $3.9 million



MARKET ANNOUNCEMENT

MELBOURNE, 6 MARCH 2003

Computershare Limited (ASX: CPU) today reported its half year results for the six months to 31 December 2002.

Revenues for the period were $348.7 million, down 12% for the corresponding period. Earnings before income tax, depreciation and amortisation (down 25%) are $54.9 million (before non-recurring items). This is in line with guidance provided at the company's annual general meeting in November 2002.

Net operating profit before tax is $13.9 million. Tax payable is $9 million and net profit after tax is $3.9 million (after outside equity interests adjustment of $0.9 million).

Market conditions for the first half of this year showed no sign of improvement. Revenue is down on last year's corresponding period with significant reductions in both corporate actions (down 37%) and margin income (down 33%) the latter reflecting low global interest rates.

The restructuring of the company initiated towards the end of FY 2002 began a period of consolidation. The new global management structure for the three geographical regions is delivering greater accountability at the regional level and an overall reduction in costs. Senior and middle management structures have undergone changes that have delivered an improvement in service standards and have demonstrated an ability to win new business in each of the regions against local and global competition.

Computershare has strengthened its financial management team, improving financial reporting across the group and delivering more disciplined management of costs and capital expenditure. The company continues to seek further improvements in all these areas. Despite market conditions, sound financial management contributed to the generation of A$33.1 million in cash flow from operations during the first half.

Research and development expenditure of a capital nature for the period was $17.8 million. In line with the company's policy, this amount has been expensed.

The group was pleased to recently announce the appointment of U.S. based, Mr William E. Ford III as non-executive director.

Outlook for Financial Year 2003

Market conditions continue to be difficult and recovery in corporate activity is hard to predict. In this environment the company has concentrated on achieving greater operational efficiencies and in reducing its overall costs of operations. Total expenses during the first six months of the fiscal year were A$293.8 million a decline of 9.2% from the corresponding period last year. Management's focus on operational efficiencies and reducing its cost structure will have Computershare well positioned to generate better productivity.

Chris Morris, Chief Executive Officer, explained, "We will continue to be aggressive in seeking efficiencies throughout our businesses but this will not come at the detriment of our longer-term strategies or at the cost of continued technology innovation that is a crucial element in maintaining our competitive advantage." He added, "The Company has completed the conversion to SCRIP in the US and it is also largely completed in Canada. The implementation of workflow will bring added efficiencies and permanent cost reductions. These are significant achievements."



MARKET ANNOUNCEMENT

In looking to the future, Chris Morris said, "Whilst general economic conditions are tough, there are upside factors for Computershare. We have enjoyed a number of business wins in open, competitive tenders that include significant companies such as Whitbread in the UK, PNC Bank in the USA and Promina (Royal & Sun Alliance) and BHP Billiton in Australia. Revenue from these wins will flow through during the second half of this financial year."

Looking ahead in these uncertain times we are able to forecast and control our operating costs but it is difficult to be certain of revenues. At present the company expects to achieve an EBITDA result for the full year (excluding non-recurring items) that is in line with market expectations (ranging from $128 million to $145 million).

About Computershare

Computershare Limited is a leading financial services and technology provider for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

It is the largest and only global share registry (or transfer agent), managing more than 68 million shareholder accounts for over 7,500 corporations in ten countries on five continents, and it provides sophisticated trading technology to financial markets in each major time zone.

Founded in Australia in 1979 and headquartered in Melbourne, Computershare employs more than 5,000 people worldwide.

For further information:

Dudley Chamberlain
Head of Investor Relations
Tel: (03) 9235 5500
Mobile: 0417 374 316



FINANCIAL SUMMARY

A comparison to the period last year reflects the current economic conditions in which the group operates. Falls in revenue have been accompanied by prudent expense reduction initiatives, with an increasing focus on capital management.

	6 mths to Dec 2002 $ millions	6 mths to Jun 2002 $ millions	6 mths to Dec 2001 $ millions
Revenue	348.7	384.5	396.5
EBITDA before one off adjustments	54.9	74.6	73.00
One off adjustments	7.1	0.0	0.0
EBITDA post adjustments	47.8	74.6	73.00
Profit before tax	13.9	44.3	39.40
Net profit attributable to members of the parent	3.9	46.8	24.5
Dividend per share (cents)	2.5	2.5	0.5
EPS (normalised) - basic (cents)	0.8	5.3	4.3

Revenue Analysis

	6mths Dec 2002 $'000s	6mths June 2002 $'000s	6mths Dec 2001 $'000s
Registry Maintenance	168.0	169.5	177.4
Non-Registry Sales/Fees	75.2	76.1	77.4
Corporate Actions	21.8	22.8	34.8
Margin Income	28.1	30.6	41.9
Interest Income	1.8	1.7	2.5
Recoveries	49.3	65.3	59.5
Other	4.5	18.5	3.0
Total	**348.7**	**384.5**	**396.5**

Basic register maintenance has remained relatively flat over the six-month period. Both corporate actions and margin income declined substantially, reflecting lower corporate activity and interest rates at historically low levels.



Operating Cost Analysis

	6mths Dec 2002 $'000s	6mths June 2002 $'000s	6mths Dec 2001 $'000s
Personnel	136.5	141.0	149.6
Technology (including R&D)	40.4	41.0	38.9
Occupancy	18.0	15.7	23.0
Other direct	98.9	112.2	112.0
Total	**293.8**	**309.9**	**323.5**

The six months to December 2002 saw an increased focus on cost reductions with most lines showing a net decrease over the period.

TAXATION

The Group's headline effective tax rate in respect of 1H03 is 65.2% (1H02 38.6%) due primarily to the benefit of tax losses not brought to account - a non-recurring item.

The normalised headline effective tax rate, being the headline effective tax rate adjusted for non-recurring items, in 1H03 was 30.3% (1H02 32.3%).

The underlying effective tax rate, being the tax rate adjusted for non-recurring items and non -deductible goodwill charges for 1H03 is 10.6% (1H02 26.5%). The improved result is primarily due to;

- a critical examination of the Group's qualifying research and development activities in conjunction with the introduction of the 175% research and development concession regime in Australia;
- an increased benefit arising from the difference in tax rates on overseas income as a result of a reduction of tax rates in Canada and, further to the completion of joint venture arrangements with the Hong Kong Exchange, the continued comparatively strong performance of the Group's Hong Kong business in 1H03; and
- limiting inefficient transactions where possible.

Computershare has conservatively not booked the benefit of some $16.8 million of income tax losses. The benefit of these tax losses will be reflected in a lower tax expense in future periods when their recovery is virtually certain.

SHARE BUY BACK

As part of its continuing focus on capital management, the company launched a share buyback on 11 September 2002. As at the date of this release the company had purchased 18,710,000 ordinary shares (representing approximately 3.4% of the issued capital) at an average price of $2.05 per share.



MARKET ANNOUNCEMENT

CASH FLOW / FINANCING

A continuing focus on capital management has resulted in an increase of 19% in cash flow from operations as compared to the second half of FY2002. Combined with a 60% reduction in capital expenditure in the same period, the company delivered over A$22 million more cash than in the second half of last year. At present the company has current debt facilities of approximately A$250 million.

DIVIDEND

As foreshadowed at the release of the full year 2002 results, the Board has announced an interim dividend of 2.5 cents for the half year ended 31 December 2002 (for a total of 5 cents per share, fully franked for the last 12 months).

The record date for shareholders entitled to the dividend is 14 March 2003 with a payment date of 28 March 2003.

The Board has also resolved to pay a fully franked dividend of $2.7425 per preference share. The entitlement to this dividend will be based on a record date of 20 May 2003 and a payment date of 2 June 2003 in accordance with the terms of issue of its preference shares.

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

COMPUTERSHARE LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
71 005 485 825	√		**31 DECEMBER 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	Down	12%	to	348,695
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Down	84%	to	3,902
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	84%	to	3,902

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A 2½ cents	N/A 2½ cents
Previous corresponding period *(Preliminary final report – item 15.5; half yearly report - item 15.7)*	N/a ½ cent	N/A ½ cent

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 14 MARCH 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Normalised net profit (loss) for the period attributable to members is down 65% to 8,511
Normalised net profit (loss) for the prior period attributable to members: 24,474*
Normalised net profit (loss) for the prior period is the same as disclosed at item 1.11.
The calculation of Normalised net profit (loss) for the current period is shown at item 10.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	348,695	396,476
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(331,046)	(350,202)
1.3	Borrowing costs	(3,785)	(6,878)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**13,864**	**39,396**
1.6	Income tax on ordinary activities *(see note 4)*	(9,047)	(15,211)
1.7	**Profit (loss) from ordinary activities after tax**	**4,817**	**24,185**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**4,817**	**24,185**
1.10	Net profit (loss) attributable to outside +equity interests	915	(289)
1.11	**Net profit (loss) for the period attributable to members**	**3,902**	**24,474**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	676	(5,960)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions		-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	676	(5,960)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	4,578	18,514

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(0.0) cents	4.3 cents
	Diluted EPS	0.6 cents	4.4 cents
1.19	Normalised basic EPS	0.8 cents	4.3 cents
	Normalised diluted EPS	1.4 cents	4.4 cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	4,817	24,185
1.21	Less (plus) outside +equity interests	915	(289)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**3,902**	**24,474**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	342,462	390,631
1.24	Interest revenue	1,757	2,476
1.25	Other relevant revenue	4,476	3,369
	Total Revenue	**348,695**	**396,476**
1.26	Details of relevant expenses		
	Direct Services	268,496	292,514*
	Technology Services	52,670	51,087*
	Corporate Services	9,880	6,601*
	Total Expenses (excluding borrowing costs)	**331,046**	**350,202**
	*Depreciation and amortisation expense for prior period has been reclassified to Direct Services, Technology Services and Corporate Services.		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	**15,076**	**11,538**
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	133,781	83,993
1.31	Net profit (loss) attributable to members (*item 1.11*)	3,902	24,474

+ See chapter 19 for defined terms.

1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(4,159)	(3,579)
1.35	**Retained profits (accumulated losses) at end of financial period**	**133,524**	**104,888**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	16,183	2,719	289	13,175
2.2	Amortisation of other intangibles	282	85	-	197
2.3	**Total amortisation of intangibles**	16,465	2,804	289	13,372
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	Not applicable	Not applicable
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	Not applicable	Not applicable

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	86,807	74,327	92,682
4.2	Receivables	143,025	150,210	157,693
4.3	Investments	39,889	41,526	103
4.4	Inventories	3,771	3,355	3,772
4.5	Tax assets	2,370	1,731	-
4.6	Other (provide details if material)	9,279	11,092	13,470
4.7	**Total current assets**	**285,141**	**282,241**	**267,720**
	Non-current assets			
4.8	Receivables	1,321	595	1,319
4.9	Investments (equity accounted)	10,434	-	-
4.10	Other investments	7,678	7,543	8,150
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	146,672	146,958	135,367
4.15	Intangibles (net)	2,917	3,114	2,407
4.16	Tax assets	41,118	39,804	27,096
4.17	Other Intangibles Goodwill	464,589	479,461	489,267
4.18	**Total non-current assets**	**674,729**	**677,475**	**663,606**
4.19	**Total assets**	**959,870**	**959,716**	**931,326**
	Current liabilities			
4.20	Payables	119,166	130,353	113,092
4.21	Interest bearing liabilities	5,348	5,975	1,380
4.22	Tax liabilities	3,704	7,382	20,036
4.23	Provisions exc. tax liabilities	20,091	32,182	20,871
4.24	Other (provide details if material)	49	566	10,353
4.25	**Total current liabilities**	**148,358**	**176,458**	**165,732**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	155,418	102,824	109,772
4.28	Tax liabilities	20,704	17,206	8,976
4.29	Provisions exc. tax liabilities	4,645	4,685	5,333
4.30	Other (provide details if material)	2,964	2,795	1,032

+ See chapter 19 for defined terms.

4.31	**Total non-current liabilities**	**183,731**	**127,510**	**125,113**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**332,089**	**303,968**	**290,845**
4.33	Net assets	**627,781**	**655,748**	**640,481**

	Equity			
4.34	Capital/contributed equity	479,131	508,898	508,601
4.35	Reserves	7,090	6,414	24,818
4.36	Retained profits (accumulated losses)	133,524	133,781	104,888
4.37	**Equity attributable to members of the parent entity**	**619,745**	**649,093**	**638,307**
4.38	Outside +equity interests in controlled entities	8,036	6,655	2,174
4.39	**Total equity**	**627,781**	**655,748**	**640,481**

4.40	Preference capital included as part of 4.37	**147,195**	**147,205**	**147,301**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-

+ See chapter 19 for defined terms.

6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	352,940	408,612
7.2	Payments to suppliers and employees	(300,362)	(322,667)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	5	266
7.5	Interest and other items of similar nature received	1,391	1,951
7.6	Interest and other costs of finance paid	(3,774)	(6,695)
7.7	Income taxes paid	(13,194)	(26,582)
7.8	Other (provide details if material) – Net Australian GST	(3,953)	(3,242)
7.9	**Net operating cash flows**	**33,053**	**51,643**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(11,494)	(28,477)
7.11	Proceeds from sale of property, plant and equipment	49	91
7.12	Payment for purchases of equity investments	(10,705)	(25)
7.13	Proceeds from sale of equity investments	276	-
7.14	Loans to other entities	-	(1,953)
7.15	Loans repaid by other entities	-	25
7.16	Other (provide details if material)		
	Security deposit on premises	-	1,200
	Payment for intangible assets on acquisition of Business/controlled entities	(1,942)	(25,655)
7.17	**Net investing cash flows**	**(23,816)**	**(54,794)**
	Cash flows related to financing activities		

7.18	Proceeds from issues of +securities (shares, options, etc.)Ordinary	1,014	6,696
	Proceeds from issues of securities (shares, Options, etc) Preference		147,302
7.19	Proceeds from borrowings	179,757	19,000
7.20	Repayment of borrowings	(129,086)	(138,982)
7.21	Dividends paid	(17,993)	(2,738)
7.22	Other (provide details if material) – Redemption of ordinary shares	(30,772)	-
7.23	**Net financing cash flows**	**2,920**	**31,278**
7.24	**Net increase (decrease) in cash held**	**12,157**	**28,127**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	74,327	65,453
7.26	Exchange rate adjustments to item 7.25.	323	(898)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	86,807	92,682

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

None

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding Period - $A'000
8.1	Cash on hand and at bank	58,870	57,978
8.2	Deposits at call	27,937	34,704
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**86,807**	**92,682**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	4%	10%

+ See chapter 19 for defined terms.

9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	1%	4%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Calculation of Basic EPS	Calculation of Diluted EPS	Calculation of Normalised Basic EPS	Calculation of Normalised Diluted EPS
	$000's	$000's	$000's	$000's
Half year end 31 December 2001				
Earnings per share (cents per share)	4.3 cents	4.4 cents	4.3 cents	4.4 cents
Net profit	24,185	24,185	24,185	24,185
Outside equity interest (profit)/loss	289	289	289	289
Dividends on reset preference shares	(813)	-	(813)	-
Net profit	23,661	24,474	23,661	24,474
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	549,819,774		549,819,774	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		557,893,711		557,893,711
Employee options on issue that are not dilutive and therefore not included in the calculation of diluted EPS are shown in the table of employee options in note 18.7 and are marked with * .				
Half year end 31December 2002				
Earnings per share (cents per share)	0.0 cents	0.6 cents	0.8 cents	1.4 cents
Net profit	4,817	4,817	4,817	4,817
Outside equity interest (profit)/loss	(915)	(915)	(915)	(915)
Exclusion of non recurring transactions – redundancies and early lease terminations	-	-	4,609	4,609
Dividends on reset preference shares	(4,159)	-	(4,159)	-

+ See chapter 19 for defined terms.

Net profit	(257)	3,902	4,352	8,511
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	546,601,148		546,601,148	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		624,185,057		624,185,057

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	(7) cents	(6) cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	Not applicable
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not applicable

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Not applicable
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Not applicable
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Not applicable

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	2½ cent	2½ cent	
15.7	Previous year	½ cent	½ cent	

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

Current year	Previous year

+ See chapter 19 for defined terms.

15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000
15.10	+Ordinary securities *(each class separately)*	-	2,766
15.11	Preference +securities *(each class separately)*	4,159	813
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**4,159**	**3,579**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	(461)	0
16.2	Income tax on ordinary activities	138	0
16.3	**Profit (loss) from ordinary activities after tax**	(323)	0
16.4	Extraordinary items net of tax	0	0
16.5	**Net profit (loss)**	(323)	0

+ See chapter 19 for defined terms.

16.6 Adjustments	0	0
16.7 Share of net profit (loss) of associates and joint venture entities	(323)	0

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*) see item 16.7	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
Chelmer Limited*	50%	50%	-	-
Deutsche Börse Computershare GmbH	49%	-	(238)	-
Pepper Technologies AG	49%	-	(85)	-
*This investment is now written down to zero.				
17.2 Total			(323)	-
17.3 Other material interests				
E*Trade Securities Limited	11.837%	11.837%		
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	1,500,000	1,500,000	$100.00	$100.00
18.2	Changes during current period (a) Increases through issues	-	-		
	(b) Decreases through returns of capital, buybacks, redemptions	-	-		
18.3	**+Ordinary securities**	540,642,167	540,642,167		

+ See chapter 19 for defined terms.

18.4 Changes during current period				
(a) Increases through issues				
Employee share scheme	5,841	5,841	$0.000	$0.000
Employee options	347,000	347,000	$0.983	$0.983
Employee options	120,000	120,000	$0.478	$0.478
Employee options	145,000	145,000	$1.758	$1.758
Employee options	400,000	400,000	$0.903	$0.903
Computershare Trustee Allot	200,000	200,000	$0.000	$0.000
(b) Decreases through returns of capital, buybacks				
Share buyback	200,000	200,000	2.25	16/09/02
	100,000	100,000	2.25	17/09/02
	750,000	750,000	2.22	18/09/02
	500,000	500,000	2.23	19/09/02
	220,000	220,000	2.25	20/09/02
	250,000	250,000	2.17	24/09/02
	250,000	250,000	2.18	25/09/02
	132,357	132,357	2.19	26/09/02
	500,000	500,000	2.16	27/09/02
	110,000	110,000	2.17	30/09/02
	118,000	118,000	2.19	01/10/02
	75,000	75,000	2.20	02/10/02
	270,000	270,000	2.20	03/10/02
	740,000	740,000	2.22	04/10/02
	1,020,000	1,020,000	2.30	08/10/02
	470,000	470,000	2.26	10/10/02
	750,000	750,000	2.27	11/10/02
	350,000	350,000	2.25	14/10/02
	23,930	23,930	2.23	15/10/02
	400,000	400,000	2.31	18/10/02
	340,000	340,000	2.27	21/10/02
	400,000	400,000	2.19	23/10/02
	80,000	80,000	2.20	24/10/02
	80,000	80,000	2.17	25/10/02
	80,000	80,000	2.17	28/10/02
	80,000	80,000	2.18	29/10/02
	120,000	120,000	2.22	31/10/02
	70,000	70,000	2.22	01/11/02
	145,000	145,000	2.21	04/11/02
	145,000	145,000	2.22	06/11/02
	70,000	70,000	2.24	07/11/02
	400,000	400,000	1.81	14/11/02
	400,000	400,000	1.84	15/11/02
	400,000	400,000	1.82	18/11/02
	400,000	400,000	1.80	19/11/02
	350,000	350,000	1.78	20/11/02
	445,000	445,000	1.79	21/11/02
	327,000	327,000	1.83	22/11/02
	390,000	390,000	1.84	25/11/02
	458,000	458,000	1.81	26/11/02
	275,000	275,000	1.81	27/11/02
	180,000	180,000	1.85	28/11/02
	160,000	160,000	1.84	29/11/02
	100,000	100,000	1.84	02/12/02
	15,000	15,000	1.88	03/12/02
	90,000	90,000	1.94	04/12/02

+ See chapter 19 for defined terms.

	Share Buyback	70,000 70,000 148,000 50,000 150,000 170,000 100,000 97,000 600,000 170,000	70,000 70,000 148,000 50,000 150,000 170,000 100,000 97,000 600,000 170,000	1.95 1.95 1.92 1.93 1.93 1.90 1.85 1.81 1.82 1.81	09/12/02 10/12/02 11/12/02 12/12/02 13/12/02 16/12/02 18/12/02 19/12/02 24/12/02 27/12/02
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*

+ See chapter 19 for defined terms.

	Employee options	49,000	49,000	$ 0.983	05/02/03
	Employee options	80,000	80,000	$ 1.438	30/06/03
	Employee options	288,000	288,000	$ 1.368	08/08/03
	Employee options	112,000	112,000	$ 1.393	13/08/03
	Employee options	325,000	325,000	$ 1.758	15/10/03
	Employee options*	72,000	72,000	$ 2.233	31/01/04
	Employee options*	773,188	773,188	$ 3.083	25/03/04
	Employee options*	122,000	122,000	$ 3.500	31/05/04
	Employee options*	154,000	154,000	$ 4.420	31/05/04
	Employee options*	200,000	200,000	$ 4.500	31/05/04
	Employee options*	80,000	80,000	$ 6.650	09/11/04
	Employee options*	3,678,900	3,678,900	$ 6.830	10/01/05
	Employee options*	1,010,750	1,010,750	$ 7.100	06/03/05
	Employee options*	128,250	128,250	$ 6.910	08/05/05
	Employee options*	30,000	30,000	$ 6.910	11/06/05
	Employee options*	36,000	36,000	$ 7.950	01/06/05
	Employee options*	20,000	20,000	$ 7.920	01/07/05
	Employee options*	284,000	284,000	$ 7.850	14/07/05
	Employee options*	1,543,000	1,543,000	$ 8.000	07/08/05
	Employee options*	102,000	102,000	$ 7.970	24/08/05
	Employee options*	67,000	67,000	$ 8.000	14/11/05
	Employee options*	68,200	68,200	$ 9.186	28/11/05
	Employee options*	42,653	42,653	$ 5.820	20/01/06
	Employee options*	110,000	110,000	$ 7.400	25/01/06
	Employee options*	26,000	26,000	$ 6.690	26/03/06
	Employee options*	467,000	467,000	$ 7.350	31/05/06
	Employee options*	1,078,500	1,078,500	$ 5.950	31/05/06
	Employee options*	3,760,000	3,760,000	$ 5.950	01/06/06
	Employee options*	95,000	95,000	$ 5.940	01/06/06
	Employee options*	108,000	108,000	$ 7.350	01/06/06
	Employee options*	58,500	58,500	$ 6.150	30/06/06
	Employee options*	2,186,600	2,186,600	$ 2.770	05/02/07
	Employee options*	110,000	110,000	$ 2.520	05/02/07
	Employee options*	188,000	188,000	$ 2.520	09/03/07
	Employee options*	100,000	100,000	$ 2.550	26/04/05
	Citicorp Strategic Technology Corp. options	12,081,633	12,081,633	$ 1.830	28/08/06
	** Non dilutive for Diluted EPS calculation – refer note 10*				
18.8	Issued during current period Citicorp Strategic Technology Corp. Options	12,081,633	12,081,633	$1.830	28/08/06
18.9	Exercised during current period				
	Employee options	120,000	120,000	$0.478	17/08/02
	Employee options	347,000	347,000	$0.983	05/02/03
	Employee options	400,000	400,000	$0.903	11/02/03
	Employee options	145,000	145,000	$1.758	15/10/03

+ See chapter 19 for defined terms.

18.10	Expired during current period Cancelled during current period				
	Employee options	6,000	6,000	$4.420	31/05/04
	Employee options	191,700	191,700	$6.830	10/01/05
	Employee options	1,500	1,500	$7.100	06/03/05
	Employee options	15,000	15,000	$7.950	01/06/05
	Employee options	60,000	60,000	$7.850	14/07/05
	Employee options	11,000	11,000	$8.000	07/08/05
	Employee options	3,000	3,000	$9.186	28/11/05
	Employee options	1,500	1,500	$5.940	01/06/06
	Employee options	28,000	28,000	$5.950	01/06/06
	Employee options	68,000	68,000	$2.770	05/02/07
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted	-	-		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted	-	-		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Please refer to attached market release.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Not applicable.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The interim ordinary dividend of 2.5 cents per share is to be paid on 28 March 2003 and will be fully franked. After payment of the interim ordinary dividend, the company is expected to have $75,957,979 of franking credits available for the payment of future franked dividends.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

+ See chapter 19 for defined terms.

The new Australian accounting standard AASB1044 "Provisions, Contingent Liabilities and Contingent Assets" is applicable to the Group for the first time, effective 1 July 2002 which requires that provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the reporting period but not distributed at balance date.

In previous periods, provision was also made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared before the completion of the financial report.

Accordingly, no provision has been recognised for the proposed interim dividend of $13,420k at 31 December 2002. At 30 June 2002, the corresponding provision recognised was $13,857k. Had this standard been in effect at 30 June 2002, retained earnings would be increased and current liabilities – provisions decreased by the amount of the dividend provision recognised.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Reduction in guarantees and indemnities given to the consolidated entity's Australian bankers as security for Computershare Finance Company Pty Ltd's facilites from $260,500,000 to $257,000,000.

Reduction in Guarantees given by Computershare Limited as security for bonds in respect of leased premises from $6,226,458 to $5,494,100.

Increase in potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries from $7,659,921 to $8,165,993.

Refer to Note 31 of 2002 Annual Report for further details on contingent liabilities.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A

+ See chapter 19 for defined terms.

20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	NA

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
√	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

+ See chapter 19 for defined terms.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ...6 March 2003.........................
(Company Secretary)

Print name: Paul Tobin

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per

+ See chapter 19 for defined terms.

dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting

+ See chapter 19 for defined terms.

period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

+ See chapter 19 for defined terms.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2002

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments
December 2002

Major business segments	Analytics Services $000's	Corporate Services $000's	Document Services $000's	Investor Services $000's	Plan Services $000's	Technology Services $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	7,259	3,737	19,040	268,108	40,648	8,223	1,680	348,695
Intersegment revenue	30	53,982	23,904	3,739	(717)	46,645	(127,583)	-
Total segment revenue	7,289	57,719	42,944	271,847	39,931	54,868	(125,903)	348,695
Segment Result								
Profit/(loss) from ordinary activities before income tax	(1,157)	(6,058)	(752)	17,069	5,876	(3,671)	2,557	13,864
Income tax expense								(9,047)
Profit from ordinary activities after income tax								4,817
Depreciation	14	1,269	1,641	3,021	100	9,795	(3,010)	12,830
Amortisation goodwill	473	-	417	13,097	1,455	741	-	16,183
Other non-cash expenses	5	(1,323)	498	1,388	82	63	-	713
Liabilities								
Total segment liabilities	2,399	162,456	29,588	113,192	990	8,963	14,501	332,089
Assets								
Total segment assets	24,399	981,081	36,059	760,031	3,018	42,293	(887,011)	959,870
Carrying value of investments in associates included in segment assets	-	-	-	10,434	1,942	-	-	12,376
Segment assets acquired during the reporting period:								
Investments	-	-	-	271	-	-	-	271
Property, plant & equipment	32	1,589	562	4,033	67	5,211	-	11,494
Total	32	1,589	562	4,304	67	5,211	-	11,765

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2002

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments
December 2001

Major business segments	Analytics Services $000's	Corporate Services $000's	Document Services $000's	Investor Services $000's	Plan Services $000's	Technology Services $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	5,385	2,524	21,054	314,484	31,466	19,572	1,991	396,476
Intersegment revenue	16	53,911	20,917	2,428	0	39,125	(116,397)	-
Total segment revenue	5,401	56,435	41,971	316,912	31,466	58,697	(114,406)	396,476
Segment Result								
Profit/(loss) from ordinary activities before income tax	(884)	(7,003)	3,483	31,686	7,433	2,163	2,518	39,396
Income tax expense								(15,211)
Profit from ordinary activities after income tax								24,185
Depreciation	76	799	1,561	5,262	107	5,891	(3,261)	10,435
Amortisation goodwill	486	-	420	11,769	1,534	741	-	14,950
Other non-cash expenses	-	589	-	741	-	-	1	1,331
Liabilities								
Total segment liabilities	2,062	144,566	9,626	94,620	280	8,784	30,907	290,845
Assets								
Total segment assets	23,562	631,436	41,943	762,504	62,168	39,817	(630,104)	931,326
Segment assets acquired during the reporting period:								
Property, plant & equipment	58	10,110	3,302	10,609	-	4,398	-	28,477
Total	58	10,110	3,302	10,609	-	4,398	-	28,477

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2002

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
December 2002

Major geographic segments	Asia $000's	Australia & New Zealand $000's	Canada $000's	South Africa $000's	United Kingdom & Ireland $000's	USA. $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	15,882	94,376	65,230	15,549	100,464	55,514	1,680	348,695
Segment Result								
Profit/(loss) from ordinary activities before income tax	3,957	8,503	1,593	(766)	11,008	(12,988)	2,557	13,864
Income tax expense								(9,047)
Profit from ordinary activities after income tax								4,817
Assets								
Total segment assets	88,274	991,345	241,970	34,924	203,734	286,634	(887,011)	959,870
Segment assets acquired during the reporting period:								
Investments	87	8	-	176	-	-	-	271
Property, plant & equipment	246	1,419	906	2,940	2,875	3,108	-	11,494
Total	333	1,427	906	3,116	2,875	3,108	-	11,765

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2002

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
December 2001

Major geographic segments	Asia $000's	Australia & New Zealand $000's	Canada $000's	South Africa $000's	United Kingdom & Ireland $000's	USA $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	13,046	105,461	79,170	9,911	112,183	74,714	1,991	396,476
Segment Result								
Profit/(loss) from ordinary activities before income tax	4,756	10,196	8,909	773	15,404	(3,160)	2,518	39,396
Income tax expense								(15,211)
Profit from ordinary activities after income tax								24,185
Assets								
Total segment assets	118,567	815,651	222,320	10,882	185,805	208,205	(630,104)	931,326
Segment assets acquired during the reporting period:								
Property, plant & equipment	90	6,332	1,391	77	11,649	8,938	-	28,477
Total	90	6,332	1,391	77	11,649	8,938	-	28,477

....
Paul Tobin
Company Secretary

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2002

RECONCILIATION OF TAX EXPENSE

OPERATING PROFIT	**$000's**
The prima facie income tax expense on operating profit is reconciled to income tax expense in the profit and loss account as follows:	
Operating profit	13,864
Prima facie income tax thereon at 30%	4,159
Tax effect of permanent differences:	
Depreciation not deductible	722
Amortisation of goodwill	2,727
Non deductible provisions	63
Research and Development allowance	(682)
Effect of different tax rates on overseas income - other	(1,723)
Benefit of tax losses not brought to a/c	4,845
Underprovision/(overprovision) in prior period	(985)
Other	(392)
	8,734
Effect of change in tax rate - other	313
Income tax expense on operating profit	**9,047**

....
Paul Tobin
Company Secretary